                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                              ---------------------------------
                                                           OMB APPROVAL
                                              ---------------------------------
                                              OMB Number:             3235-0145
                                              Expires:        December 31, 2005
                                              Estimated average burden
                                              hours per response.............11

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                             (Amendment No. __4__)*

                              CONCORD CAMERA CORP.
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                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    206156101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ralph Sutcliffe, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                  212-469-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2003
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206156101                   13D                           Page 2 of 9

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ira B. Lampert
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7    SOLE VOTING POWER
  NUMBER OF
     SHARES           1,199,715
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               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          1,075,066
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    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    2,009,715
   PERSON
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               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,274,781 (see Item 5 below)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.7%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                   13D                           Page 3 of 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Brian F. King
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
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3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7    SOLE VOTING POWER

  NUMBER OF         367,260
   SHARES
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               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          146,666
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    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    513,926
   PERSON
-------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         513,926
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                   13D                           Page 4 of 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Keith L. Lampert
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    349,689
   SHARES
-------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          110,000
-------------------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    459,689
   PERSON
-------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         459,689
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                   13D                           Page 5 of 9


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Arthur Zawodny
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    9,250
   SHARES
-------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          22,400
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    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    31,650
   PERSON
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               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,650
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                   13D                           Page 6 of 9

Item 1.           Security and Issuer.

         This statement relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, Florida 33021.

Item 2.           Identity and Background.

         (a)-(c), (f) This statement is being filed by a group of four individuals (individually, a "Filing Person" and collectively, the "Group") who are either officers or employees of the Company and have purchased shares of Common Stock pursuant to the Management Equity Provisions of the Issuer's 1993 Incentive Plan (the "MEP Plan").

                  The name and principal occupation of each Filing Person is set forth below. The principal business address of each Filing Person is Concord Camera Corp., 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, FL 33021. Each Filing Person is a citizen of the United States.

         Name               Principal Occupation
         ----               --------------------

         Ira B. Lampert     Chairman of the Board & Chief Executive Officer
         Brian F. King      Senior Executive Vice President and Asst. Secretary
         Keith L. Lampert   Executive Vice President and Chief Operating Officer
         Arthur Zawodny     Senior Technical Advisor

         (d)(e) During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4.           Purpose of Transaction.

         In connection with the preparation of the Issuer's proxy statement, it was determined that there was a change in beneficial ownership by the Group in excess of 1%. In addition, since the filing of Amendment No. 3 on February 11, 2000, Harlan Press sold all of his shares of Common Stock subject to the MEP Plan. As a result, Mr. Press is no longer a member of the Group.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date of this filing, Mr. Ira B. Lampert may be deemed to beneficially own 2,274,781 Shares of Common Stock of the Issuer representing 7.7% of the total class, consisting of

CUSIP No. 206156101                   13D                           Page 7 of 9

622,399 shares of Common Stock purchased outside of the MEP Plan, 432,344 shares of Common Stock purchased under the MEP Plan, an aggregate of 954,972 options (377,656 of which were acquired under the MEP Plan) exercisable within 60 days of November 30, 2003, and an additional 265,066 MEP Plan shares of Common Stock over which Mr. Ira B. Lampert has voting power.

         As of the date of this filing, Mr. King is the beneficial owner of an aggregate of 513,926 shares of Common Stock of the Issuer representing 1.8% of the total class, consisting of 145,000 shares of Common Stock purchased outside of the MEP Plan, 146,666 shares of Common Stock purchased under the MEP Plan and 222,260 options (none of which were acquired under the MEP Plan) exercisable within 60 days of November 30, 2003.

         As of the date of this filing, Mr. Keith Lampert is the beneficial owner of an aggregate of 459,689 shares of Common Stock of the Issuer representing 1.6% of the total class, consisting of 100,000 shares of Common Stock purchased outside of the MEP Plan, 110,000 shares of Common Stock purchased under the MEP Plan and 249,689 options (none of which were acquired under the MEP Plan) exercisable within 60 days of November 30, 2003.

         As of the date of this filing, Mr. Zawodny is the beneficial owner of an aggregate of 31,650 shares of Common Stock of the Issuer representing 0.1% of the total class, consisting of 8,400 shares of Common Stock purchased under the MEP Plan and an aggregate of 23,250 options (14,000 of which were acquired under the MEP Plan) exercisable within 60 days of November 30, 2003.

         (b) As of the date of this filing, Mr. Ira B. Lampert has the sole power to vote or direct the voting of the 2,009,715 shares of Common Stock beneficially owned by him, consisting of (i) 954,972 shares that may be acquired pursuant to stock options exercisable within 60 days of November 30, 2003; (ii) 698,732 shares owned directly; (iii) 331,011 shares, the receipt of which was deferred by Mr. Lampert until July 1, 2005 under the Company's Deferred Delivery Plan, but which could be acquired by him within 60 days of November 30, 2003 under certain limited circumstances described in that plan; and (iv) 25,000 shares held by a ss.501(c)(3) charitable trust of which Mr. Lampert is a trustee with voting and dispositive power. In addition, pursuant to a Voting Agreement a copy of which was filed with the Securities and Exchange Commission on March 6, 1997 as Exhibit F to Amendment No. 1 to Schedule 13D (the "Voting Agreement"), since Mr. Lampert currently owns a majority of the Issuer's Common Stock governed by the Voting Agreement, he has the power to vote or direct the vote of an additional 265,066 shares of Common Stock. Mr. Ira Lampert has the sole power to dispose of or direct the disposition of the 2,009,715 shares of Common Stock beneficially owned by him. Mr. Ira Lampert does not have the power to dispose of or direct the disposition of those shares beneficially owned by Messrs. King, Keith Lampert or Zawodny.

         As of the date of this filing, Mr. King has the sole power to vote1 or direct the vote of 367,260 non-MEP shares of Common Stock beneficially owned by him. Mr. King shares the power to vote or direct the vote of an additional 146,666 shares of Common Stock subject to the MEP Plan and the Voting Agreement. Mr. King has the sole power to dispose of or direct the disposition of all of the 513,926 shares of Common Stock beneficially owned by him.

--------
1 In all instances herein, where disclosures are made as to the power to vote or direct the vote of shares, the shares of the Issuer's Common Stock that may be acquired within 60 days of November 30, 2003 have been included.

CUSIP No. 206156101                   13D                           Page 8 of 9

         As of the date of this filing, Mr. Keith Lampert has the sole power to vote or direct the vote of 349,689 non-MEP shares of Common Stock beneficially owned by him. Mr. Keith Lampert shares the power to vote or direct the vote of an additional 110,000 shares of Common Stock subject to the MEP Plan and the Voting Agreement. Mr. Keith Lampert has the sole power to dispose of or direct the disposition of all of the 459,689 shares of Common Stock beneficially owned by him.

         As of the date of this filing Mr. Zawodny has the sole power to vote or direct the vote of 9,250 non-MEP shares of Common Stock beneficially owned by him. Mr. Zawodny shares the power to vote or direct the vote of an additional 22,400 shares of Common Stock subject to the MEP Plan and the Voting Agreement. Mr. Zawodny has the sole power to dispose of or direct the disposition of all of the 31,650 Shares beneficially owned by him.

         (c) There were no transactions by the any Filing Person within the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         By resolution dated January 18, 2001, the Board of Directors of the Issuer waived the provisions in the MEP Plan (as such provisions are described in Amendment No. 3 to Schedule 13D, as filed with the Securities and Exchange Commission on February 11, 2000) that required each Filing Person to own a number of shares of Common Stock equal to not less than 50% of the sum of any shares issued to such Filing Person pursuant to the MEP Plan plus any shares issuable upon the exercise of options issued to such Filing Person pursuant to the MEP Plan.

Item 7.           Material to be Filed as Exhibits.

         None

CUSIP No. 206156101                   13D                           Page 9 of 9

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 12, 2003                 IRA B. LAMPERT
Hollywood, Florida                       BRIAN F. KING
                                         KEITH L. LAMPERT
                                         ARTHUR ZAWODNY



                                     By:      /s/  Ira B. Lampert
                                        ------------------------------------
                                         Ira B. Lampert, Attorney-in-Fact